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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             --------------------

                                SCHEDULE 14D-9
         Solicitation/Recommendation Statement Under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                             --------------------


                            VASTAR RESOURCES, INC.
                           (Name of Subject Company)


                            VASTAR RESOURCES, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.01 Per Share
                        (Title of Class of Securities)

                                   922380100
                     (CUSIP Number of Class of Securities)

                                Albert D. Hoppe
                 Vice President, General Counsel and Secretary
                            Vastar Resources, Inc.
                             15375 Memorial Drive
                             Houston, Texas 77079
                           Telephone: (281) 584-6027
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)


      [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.*


     *This Schedule 14d-9 relates to the proposed offer by BP Amoco p.l.c.
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                                                                         NR00-07

                                                                  March 16, 2000
FOR IMMEDIATE RELEASE

VASTAR CONFIRMS RECEIVING $71.00-PER-SHARE

PURCHASE PROPOSAL FROM BP AMOCO


     Houston, Texas -- Vastar Resources, Inc. (NYSE: VRI) today announced that its board of directors has received a proposal from BP Amoco to make an offer to purchase the 18.1 percent of Vastar's common stock that is publicly traded. The offer, for $71.00 per share for approximately 17.6 million shares, is conditioned on BP Amoco's acquisition of ARCO, which currently owns the balance of Vastar's stock.

     Vastar said it expected to refer the notice to a special committee of independent directors to take the offer under advisement and provide further comment in due course.

     Vastar Resources, Inc., headquartered in Houston, Texas, finds, develops and produces natural gas and liquid hydrocarbons. The company is currently active in more than 100 key producing fields, with production in the Gulf of Mexico shelf, Gulf Coast, Rocky Mountains and Mid-Continent areas, and a growing exploratory and development presence in the Gulf of Mexico deepwater trend. Additional information on Vastar is available on the company's website at www.vastar.com.
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                                     # # #

Contacts:  James Bartlett (281) 584-3448 (media)

           Ellen DeSanctis (281) 584-3477 (financial)

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve certain assumptions, risks and uncertainties which, in the event actual results were different from those predicted by the company, could negatively impact future results, plans and expectations. Actual results could differ materially from expectations based upon numerous factors, including: (i) the volatility and level of hydrocarbon commodity prices, (ii) lower than expected production rates due to capacity restraints on pipeline systems, other infrastructure or other reasons, (iii) the inexact nature of reserve estimates, (iv) the legal and/or regulatory environment, (v) drilling and operating risks, (vi) competition and
(vii) certain natural gas marketing matters. Further details with respect to these as well as other assumptions, risks and uncertainties are detailed from time to time in our reports filed with the Securities and Exchange Commission, including the material on pages 12-14 in the company's Report on Form 10-K for the year ended December 31, 1999.